RECEIVED

2008 DEC -8 A 8:5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NESTLÉ S.A.

08006164

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SUPPL

December 4, 2008

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Disclosure of shareholdings (Nestlé Group shareholdings above 5% of the voting rights).

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact Ms. Michèle Burger, General Counsel Corporate, (phone: +41 21 924 27 19; e-mail: Michele.Burger@nestle.com) should you have any questions.

Yours sincerely,

Nestlé S.A.

PROCESSED
DEC 11 2008
THOMSON REUTERS

David P. Frick
Senior Vice President

Enclosure

RECEIVED

2008 DEC -8 A 8:07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NESTLÉ S.A.

SIX Swiss Exchange Ltd.
Disclosure Office
Attn. Mr. Noel Bieri
Selnaustrasse 30
P.O. Box
CH-8021 Zürich

Vevey, 1 December 2008

Dear Mr. Bieri,

Please find attached our notification in respect of the shareholdings of the Nestlé Group as at 25 November 2008.

This form was sent to publication on 28 November 2008.

Yours sincerely,

David P. Frick

Encl. mentioned

AVENUE NESTLÉ 55 CH-1800 VEVEY (SUISSE) TÉLÉPHONE 021 924 21 11 TÉLÉFAX 021 921 18 85

SIX SWISS EXCHANGE

Notification concerning a group of shareholders

ISSUER

Name of the Issuer	Nestlé AG

Part 1: GROUP SUBJECT TO REPORTING OBLIGATION

Type of understanding

- ( ) Other
- ( ) Shareholders agreement
- (•) Group of companies
- ( ) Lock-up group
- ( ) Group of buyers
- ( ) Group of sellers

Remarks regarding the understanding	Nestlé Group

1.) Information regarding the beneficial owner

Company name	Nestlé S.A.
Family name / First name	/
Street	Av. Nestlé 55

ZIP / City	1800 Vevey
Country	Switzerland

2.) Information regarding the beneficial owner

Company name	Food Products (Holdings) S.A.
Family name / First name	/
Street	Calle 69 O No 74D
ZIP / City	Urbanización La Loma
Country	Panama

Part 2: IN CASE OF INDIRECT PURCHASE OR INDIRECT SALE

No information.

Relation between the direct acquirer / seller and the benficial owner

Type of relation

- (•) Other
- ( ) Group of companies
- ( ) Nominee
- ( ) Trustee
- ( ) Investment company

Remarks

Part 3: FACTS AND CIRCUMSTANCES TRIGGERING THE OBLIGATION TO NOTIFY

Date of the purchase or sale	25.11.2008
Date of transfer of equity	25.11.2008

securities	
Date of the notification by the shareholder	
Trigger for obligation to notify	( ) Sonstige (•) Acquisition ( ) Sale ( ) Securities lending ( ) Capital increase ( ) Capital reduction ( ) Exercise of financial instruments ( ) Expiration of financial instruments ( ) Creation of a group ( ) Termination of a group ( ) Change in group composition
Remarks	Acquisition of own shares within Nestlé S.A.'s share buy-back programme

Details regarding the contact person

Company name	Nestlé S.A.
Family name / First name	Child-Villiers / Roddy
Street	Av. Nestlé 55
P.O. Box	
ZIP / City	1800 Vevey
Country	Switzerland
E-Mail	roddy.child-villiers@nestle.com

ISIN | | or basic terms

Identity of issuer: Nestlé S.A.

Subscription ratio: 1:1

Exercise price: see below

Exercise period:

Exercise type: Actual delivery — and/or other terms

Remarks:
Management Stock Options
Grant Date / Exercise Price: 01.03.2002 / CHF 36.735;
01.02.2003 / CHF 27.855; 01.10.2003 / CHF 30.855;

2.) Call-Option/Warrant | 9'552'800 | 9'552'800 | 0.249 %

ISIN | | or basic terms

Identity of issuer: Nestlé S.A.

Subscription ratio: 1:1

Exercise price: see below

Exercise period:

Exercise type: Actual delivery — and/or other terms

Remarks:
Restricted Stock Units
Grant Date: 01.02.2006; 01.10.2006; 01.02.2007;
01.10.2007; 01.02.2008; 01.10.2008;

3.) Call-Option/Warrant | 100'000 | 100'000 | 0.003 %

ISIN | | or basic terms

Identity of issuer	Nestlé Finance S.A., Zugerstrasse 8, 6330 Cham, Switzerland	
Subscription ratio	1:1	
Exercise price	CHF 45.50	
Exercise period	01.12.2008	
Exercise type	Actual delivery	*and/or other terms*
Remarks		

4.) Call-Option/Warrant	100'000	100'000	0.003	%
ISIN		*or basic terms*		
Identity of issuer	Nestlé Finance S.A., Zugerstrasse 8, 6330 Cham, Switzerland			
Subscription ratio	1:1			
Exercise price	CHF 47			
Exercise period	19.12.2008			
Exercise type	Actual delivery	*and/or other terms*		
Remarks				

Part 6: DETAILS REGARDING THE PUBLICATION

Status of publication — In preparation by issuer

- ◯ Filed for preliminary check by the Disclosure Office
- ◯ Approved for publication
- ◯ Rejected by the Disclosure Office
- ◯ Obsolete due to amendment or erasure
- ◯ Discarded draft

Remarks regarding the publication

Submit for Review | Send to Publication | Back to Overview

Carolyn Olsburgh (carolyn.olsburgh@nestle.com) / Nestlé AG (NESTLE) / [illegible] 28.11.2008 - 15:56 CET

1.12.08

END